UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 14, 2021

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 7.  Departure of Certain Officers

Feel the World, Inc. D.B.A. Xero Shoes 100 Technology Drive Suite 315 Broomfield, Colorado 80021

PRESS RELEASE

Feel the World, Inc. CFO Transition

Broomfield, Colorado, June 14, 2021: Lena Phoenix effective today will be stepping down as the Chief Financial Officer of Feel the Word Inc. (dba Xero Shoes) to focus on leading the Company in her role as President. David Barnhill has joined the Company as Chief Financial Officer. David brings more than 20 years of corporate finance experience and leadership to Xero Shoes. Most recently David served as CFO for Stoneside Shades and Blinds where he led several key initiatives in information technology, finance and strategic planning that contributed to the doubling of revenue. Additionally, David has a broad range of experience that includes investor relations, organizational development, international corporate finance, and information systems management. His experience will be an integral strategic component of Xero Shoes growth and development.